May 16, 2025

Isaac Dietrich
Chief Financial Officer
Thumzup Media Corporation
10557-B Jefferson Blvd.
Culver City, CA 90232

        Re: Thumzup Media Corporation
            Registration Statement on Form S-3
            Filed May 6, 2025
            File No. 333-286951
Dear Isaac Dietrich:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Cover Page

1. It appears that you are relying on General Instruction I.B.6. of Form S-3 to conduct this offering. Please include the calculation of the aggregate market value of the your outstanding voting and nonvoting common equity pursuant to General Instruction
       I.B.6. and highlight that sales under this prospectus will be limited to no more than one-third of the aggregate market value of the voting and non-voting common equity held by non- affiliates. See Instruction 7 to General Instructions of Form S-3.
 May 16, 2025
Page 2
Exhibits

2. We note that the Opinion of Sichenzia Ross Ference Carmel LLP, filed in the r/s as
       Exhibit 5.1. states that the Company is issuing up to $200,000,000 aggregate initial offering price of securities. However, we note that the amendment was filed to increase the number of shares to $500,000,000. Please revise the legal opinion as appropriate.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Mariam Mansaray at 202-551-6356 or Matthew Derby at
202-551-
3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Jesse L. Blue, Esq